Mail Stop 4561

December 22, 2008

VIA USMAIL and FAX (973) 597 - 6422

Ms. Cynthia Ward
Chief Financial Officer
Orange REIT, Inc.
78 Okner Parkway
Livingston, New Jersey 07039

>   **Re: Orange REIT, Inc.**
>   **Form 10-K and 10-K/A for the year ended 12/31/2007**
>   **Filed on 3/31/2008 and 6/4/2008**
>   **File No. 333-131677**

Dear Ms. Cynthia Ward:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm – Daszkal Bolton LLP, page 4

1.   As indicated in the scope paragraph, your auditors are relying on the work of
        another auditor.   The opinion paragraph does not make reference to your
        auditor's reliance on the work of another auditor.   Please revise your opinion
        accordingly.   Reference is made to paragraphs 12 and 13 of AICPA's Statement
        on Auditing Standards No. 58.

Consolidated Statements of Cash Flows, page 9

2.   Clarify your basis for classifying payment of offering costs as an investing
        activity under SFAS 95.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if you have questions regarding the comments.

Sincerely,

Cicely LaMothe
Branch Chief